UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[ X ]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2025

[ ]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

By:	Thermo Fisher Scientific Inc., Pension Committee

By:	/s/ James R. Meyer
James R. Meyer
Senior Vice President and Chief Financial Officer
Member of the Pension Committee

Date: June 23, 2026

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2025 and 2024

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 (“supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 23, 2026

We have served as the Plan’s auditor since 2002.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

(In thousands)	2025	2024
Assets
Investments, at fair value (Notes 2 and 4)	$11,554,903	$10,145,026
Receivables
Employer contributions	22,473	18,768
Notes receivable from participants	106,785	100,347
Total receivables	129,258	119,115
Net Assets Available for Benefits	$11,684,160	$10,264,141

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

(In thousands)	2025
Additions
Investment income
Dividend income	$38,807
Net appreciation in fair value of investments	1,592,533
Total investment income	1,631,340
Interest income on notes receivable from participants	7,714
Contributions
Employer	274,535
Participants	494,425
Participant rollovers	119,919
Total contributions	888,879
Total additions	2,527,933
Deductions
Benefits paid to participants	1,117,864
Administrative expenses	2,241
Total deductions	1,120,105
Net increase in net assets available for benefits before transfers	1,407,828
Transfers into the Plan (Note 1)	12,190
Net increase in net assets available for benefits	1,420,018
Net Assets Available for Benefits
Beginning of year	10,264,141
End of year	$11,684,160

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 1.        Plan Description
The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Amounts reported within these financial statements and supplemental schedule are presented and calculated based on underlying unrounded amounts. As a result, the sum of components may not equal corresponding totals due to rounding.
General
The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the “Plan Sponsor” or the “Company”). Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). U.S. employees (as defined by the Plan) of the Company and its participating subsidiaries are generally eligible to participate in the Plan upon their date of hire (or rehire).
Transfers
The Company acquired Olink Holding AB (publ) in 2024, and the Olink Proteomics Inc 401(k) Profit Sharing Plan & Trust Plan assets merged into the Plan in August 2025.
Contributions
Each year participants may contribute on a combined pre-tax and Roth basis up to 75% of their eligible annual compensation to the Plan, subject to annual individual deferral limitations under the United States Internal Revenue Code (IRC). Participants may also make after-tax contributions of up to 8% of their annual eligible compensation to the Plan (subject to maximums as determined by the Plan Administrator). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated asset allocation trust fund until changed by the participant.
The Company’s discretionary matching contribution is equal to 100% of the first 6% (5% for new participants entering the Plan on or after April 1, 2026) of eligible compensation for pre-tax and Roth participant contributions to the Plan. New participants are required to complete one year of service to qualify for the Company matching contribution. The Company’s matching contribution is invested into various investment options, including investment funds and the Company’s common stock, according to the participant's investment elections.
Participant contributions and Company matching contributions are deposited into the Plan on a bi-weekly basis or weekly for those employees on a weekly payroll. Effective April 1, 2026, Company matching contributions are deposited into the Plan semi-annually. In addition, participants are generally required to be actively employed on June 30, and December 31, to receive the match; however, participants who separate from the Company due to death, disability, or retirement will receive their match earned as of such date.
Participants may elect to roll over certain portions of their Plan accounts to a designated Roth contribution account in the Plan (“In-Plan Roth Rollover Contribution”). In-Plan Roth Rollover Contribution accounts are subject to certain restrictions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, and Company matching contributions, as well as an allocation of Plan earnings/(losses). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan, which are shared by participants equally, and other fees based on specific participant transactions (see Note 2). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their pre-tax, Roth, catch-up, and after-tax contributions, as well as rollovers of previous employers’ eligible qualified plans, and any income or losses on those balances. Participants become 100% vested in the Company’s matching contributions, plus any income or losses on those balances, after two years of service.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
Notes Receivable from Participants
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account, with terms generally up to 5 years except when use of the proceeds is for the purchase of a primary residence, for which terms can be up to 30 years. The loan interest rate, determined as of the beginning of each calendar month, is set at one percentage point above the prime rate as established in the Wall Street Journal. The interest rates on existing loans ranged from 3.25% to 9.50%, and 3.25% to 9.75%, at December 31, 2025 and 2024, respectively. Principal and interest are repaid through payroll deductions for current employees.
Benefit Payments and Plan Withdrawals
Upon termination of service, a participant (or beneficiary) may elect to receive the participant’s account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.
Forfeited Accounts
At December 31, 2025 and 2024, forfeited nonvested accounts totaled $3,103,000 and $5,904,000, respectively. These accounts can be used to reduce future employer contributions, and may be used to pay Plan expenses to the extent excess forfeitures remain after funding employer contributions. In 2025, employer contributions were reduced by $10,179,000 from forfeited nonvested accounts.
Note 2.        Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value. Shares of mutual funds are valued at net asset value at year-end. The Plan’s interests in common collective trusts and other investments are valued based on the net asset value per share as provided by the trustee of the fund, which is used as a practical expedient to estimate fair value. The Company’s common stock is valued based on quoted market prices. See Note 4 for more information on valuation of the Plan’s investments.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation/(depreciation) in the fair value of its investments, which consists of realized gains/losses and the change in unrealized appreciation/(depreciation) on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.
The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. This fund’s investments meet the fully benefit-responsive investment contract criteria and therefore the underlying investment and related transactions are reported at contract value. The T. Rowe Price Stable Value Common Trust Fund’s net asset value is therefore computed on a contract value basis. This net asset value represents the Plan’s fair value as the net asset value is the basis upon which the Plan transacts with the fund.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Benefits Paid to Participants
Benefits are recorded when paid.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
Administrative Expenses
Certain expenses associated with the recordkeeping, management of, and administration of the Plan are paid by the Plan. Expenses that are paid by the Company are excluded from these financial statements. Fees related to recordkeeping, the administration of notes receivable from participants, and certain other transaction fees are charged directly to the participant’s account and included in administrative expenses. Fees earned by Fidelity for administrative services, excluding fees for recordkeeping services, are processed and administered through non-participant directed accounts held in the Vanguard Treasury Money Market Investment Fund. These non-participant directed accounts can also be used to pay for other Plan expenses, such as audit, legal and investment consultation fees. During 2025, Plan expenses of $444,000 were paid from such accounts, which was partially offset by $400,000 of revenue credits received in connection with the recordkeeping services agreement the Plan has with Fidelity. Such refunds are reflected as a reduction in administrative expenses on the accompanying Statement of Changes in Net Assets Available for Benefits.
At December 31, 2025 and 2024, there was $27,000 and $54,000, respectively, in these accounts available to pay future Plan expenses.
Risks and Uncertainties
The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Subsequent Events
The Plan has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes, and no subsequent events requiring accrual or disclosure have occurred that are not otherwise disclosed herein.
Note 3.        Tax Status
The Plan has received a favorable determination letter dated March 12, 2018, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan’s ERISA counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.
Note 4.         Fair Value Measurements
The fair value accounting guidance requires that assets and liabilities carried at fair value, excluding assets measured at the net asset value per share (or its equivalent) practical expedient, be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.
Level 3: Inputs are unobservable data points that are not corroborated by market data.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
The following tables present information about the Plan's investments measured at fair value on a recurring basis:

(In thousands)	December 31, 2025	Level 1	Level 2	Level 3	Not subject to leveling (1)
Mutual funds	$294,494	$294,494	$—	$—	$—
Common collective trusts	11,049,701	—	—	—	11,049,701
Other investments	1,383	—	—	—	1,383
Common stock	209,325	209,325	—	—	—
Total investments at fair value	$11,554,903	$503,819	$—	$—	$11,051,084
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

(In thousands)	December 31, 2024	Level 1	Level 2	Level 3	Not subject to leveling (1)
Mutual funds	$319,296	$319,296	$—	$—	$—
Common collective trusts	9,612,682	—	—	—	9,612,682
Other investments	2,695	—	—	—	2,695
Common stock	210,353	210,353	—	—	—
Total investments at fair value	$10,145,026	$529,649	$—	$—	$9,615,377
(1) Investments measured at the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.
The following table presents information about the Plan's investments measured at the net asset value per share (or its equivalent) practical expedient:

	Fair value as of December 31,		Redemption
(In thousands)	2025	2024	Notice Period (b)
Asset Category (a)
Asset allocation funds	$7,855,056	$6,904,581	1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Equity funds	2,577,504	2,154,351	0-1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Fixed income funds	278,473	217,512	1 day notice for participant withdrawals 0-30 days for Plan withdrawals
Guaranteed investment contract fund	338,668	336,238	1 day notice for participant withdrawals 12 months for Plan withdrawals
Stable value investment funds	1,383	2,695	1 day notice for participant withdrawals 12 months or over a multiple-year in tranches for Plan withdrawals
	$11,051,084	$9,615,377
(a) There were no unfunded commitments at December 31, 2025 and 2024.
(b) Redemption frequency is daily for all asset categories.
Note 5.         Parties-in-Interest and Related-party Transactions
Certain Plan investments are invested in or managed by Fidelity. Therefore, transactions in these investments qualify as party-in-interest transactions. Notes receivable and related interest from participants also qualify as party-in-interest transactions.
The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. As of December 31, 2025 and 2024, the Plan held 361,240 and 404,341 shares, respectively, of Company common stock. In 2025 and 2024, the Plan purchased shares of Company common stock on the open market having a value of $21,001,000 and $22,458,000, respectively. In 2025 and 2024, the Plan sold shares of Company common stock on the open market having a value of $35,054,000 and $40,904,000, respectively. In 2025 and 2024, the Plan received cash dividends of $661,000 and $654,000, respectively, on shares of Company common stock held.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 6.        Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with Plan provisions.
Note 7.         Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
(in thousands)	2025	2024
Net assets available for plan benefits per the financial statements	$11,684,160	$10,264,141
Deemed distribution of participants loans	(1,217)	(776)
Net assets available for plan benefits per the Form 5500	$11,682,944	$10,263,365
The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500:

December 31,
(in thousands)	2025
Net increase in assets available for plan benefits per the financial statements	$1,420,018
Deemed distribution of participants loans	(440)
Net increase in assets available for plan benefits per the Form 5500	$1,419,579

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025
Supplemental Schedule
(In thousands)

Identity of Issue/Borrower,	Description of investments including maturity date,
Lessor or Similar Party	rate of interest, collateral, par or maturity value	Cost	Current Value
Mutual Funds
Dodge & Cox	Dodge & Cox Stock Fund Class X	(2)	$291,505
Vanguard	Vanguard Treasury Money Market Fund Investor Shares	$2,989	2,989
Total mutual funds			294,494
Common Collective Trusts
T. Rowe Price	Retirement 2035 Active Trust Class K	(2)	1,406,363
T. Rowe Price	Retirement 2040 Active Trust Class K	(2)	1,329,642
State Street Global Advisors	State Street S&P 500 Index Securities Lending Series Fund Class X	(2)	1,182,055
T. Rowe Price	Retirement 2030 Active Trust Class K	(2)	1,102,737
T. Rowe Price	Retirement 2045 Active Trust Class K	(2)	1,053,733
T. Rowe Price	Retirement 2050 Active Trust Class K	(2)	832,046
T. Rowe Price	Retirement 2025 Active Trust Class K	(2)	673,856
Fidelity	Fidelity Blue Chip Growth Commingled Pool Class O (1)	(2)	630,074
T. Rowe Price	Retirement 2055 Active Trust Class K	(2)	588,896
T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund R	(2)	338,668
T. Rowe Price	Retirement 2060 Active Trust Class K	(2)	334,103
State Street Global Advisors	State Street U.S. Extended Market Index Securities Lending Series Fund Class X	(2)	312,591
T. Rowe Price	Retirement 2020 Active Trust Class K	(2)	287,167
State Street Global Advisors	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class X	(2)	192,517
Fidelity	FIAM Core Plus Commingled Pool Class N (1)	(2)	148,038
Capital Group	Capital Group EuroPacific Growth TrustSM (US) Class U4	(2)	146,160
Jennison Associates	Jennison US Small-Cap Equity Fund - Class 9	(2)	114,107
T. Rowe Price	Retirement 2065 Active Trust Class K	(2)	97,799
T. Rowe Price	Retirement 2015 Active Trust Class K	(2)	83,399
State Street Global Advisors	State Street U.S. Bond Index Securities Lending Series Fund Class X	(2)	78,343
State Street Global Advisors	State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	(2)	52,073
T. Rowe Price	Retirement 2010 Active Trust Class K	(2)	37,615
T. Rowe Price	Retirement 2005 Active Trust Class K	(2)	27,700
MetLife	Great Gray CIT III for MetLife Group Annuity Contract No. 25554 CL J	(2)	19
Total common collective trusts			11,049,701
Other investments
Voya Financials	Blended Stable Value II	(2)	677
Voya Financials	Blended Stable Value I	(2)	648
Federated Hermes	Federated Capital Preservation Fund R6	(2)	57
Total other investments			1,383
Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	209,325
Participant Loans	Participant Loans (for a term not exceeding 30 years
	at interest rates ranging from 3.25% to 9.50%) (1)		106,785

Total			$11,661,687
(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2025 and 2024

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm